# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspire Biopharma Holdings, Inc., CIK 0001847345
CUSIP: 738920305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23150 FASHION DRIVE, SUITE 232, ESTERO, Florida (FL), 33928
Date of event which requires filing of this statement: 06/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002142929

## Reporting persons
- Rubenbauer Alois Ryan III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 65,000; shared voting power 0; sole dispositive power 65,000; shared dispositive power 0; aggregate amount beneficially owned 65,000 (5% of the class)
  Comment: The percentage of the class beneficially owned by the Reporting Person is based on 1,295,234 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 15, 2026.

## Item 1. Issuer
Name of issuer: Aspire Biopharma Holdings, Inc.
Address of issuer's principal executive offices: 23150 FASHION DRIVE, SUITE 232, ESTERO, FLORIDA, 33928.

## Item 2. Person Filing
Name of person filing: Alois Ryan Rubenbauer III (the "Reporting Person").
Address of principal business office or, if none, residence: 28100 US Highway N., Suite 303, Clearwater, FL 33761.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.
Percent of class: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rubenbauer Alois Ryan III: /s/ Alois Ryan Rubenbauer III, Reporting Person (07/02/2026)